UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 3, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated June 15, 2012.

•	Press Release dated June 21, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: July 3, 2012	By:	/s/ “Alison T. Love”
Alison T. Love Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge and RES Canada Celebrate Completion of the 99-MW Greenwich Windfarm on Global Wind Day 2012

CALGARY, ALBERTA and MONTREAL, QUEBEC – June 15, 2012 – Enbridge Inc. (TSX, NYSE: ENB) and Renewable Energy Systems Canada Inc. (RES Canada), an affiliate of RES Americas, celebrated the completion of Enbridge’s 99-megawatt Greenwich Windfarm today, Global Wind Day 2012, in the community of Dorion, Ontario.

Located on the northern shore of Lake Superior, the 99 megawatt (MW) project will generate enough clean electricity to meet the needs of about 34,000 households, displacing about 107,000 tonnes of carbon dioxide emissions annually. It is the first wind power facility to be wholly located on Crown land in Ontario.

“We are pleased to officially introduce the Greenwich Windfarm to the Dorion community,” said Don Thompson, Vice President, Green Energy, Enbridge. “While we completed this project in late 2011, we are pleased to celebrate its official opening today with the citizens of Dorion and members of the local Aboriginal communities, as well as representatives from the Ontario Ministry of Natural Resources and the Canadian Wind Energy Association. We’d also like to thank RES Canada for developing and constructing this important energy infrastructure project.”

“The grand opening of the Greenwich Wind Farm project is a milestone for Dorion and Northwestern Ontario. It will contribute significantly to the local economy, creating full time jobs both here in the northwest and across Ontario,” said Michael Gravelle, Minister of Natural Resources. “By phasing in wind energy generation sites such as this project, we will remove more than 100,000 tonnes of carbon dioxide emissions from our atmosphere annually, furthering Ontario’s reputation as the greenest province in Canada and solidifying us among the greenest regions in the world.”

“Renewable energy is the way of the future. This project demonstrates our commitment to building a clean, modern and reliable electricity system,” said Chris Bentley, Minister of Energy. “By investing in our electricity infrastructure clean energy, and skilled jobs, we’re helping transform the province’s electricity system and laying the groundwork for a better tomorrow.”

“RES Canada is proud to have developed and constructed the Greenwich Windfarm, and we look forward to operating the facility through January 2013 to ensure a seamless transition for Enbridge,” said Peter Clibbon, Vice President of RES Canada. “The Greenwich Windfarm demonstrates RES Canada’s robust construction capabilities, and puts a spotlight on the significant knowledge and expertise we offer to our clients. RES Canada looks forward to working with the MNR, the OPA, and all the local communities to bring more clean, renewable wind energy projects to Northwest Ontario.”

To celebrate its membership in the community, Enbridge announced an annual donation to a Dorion Community Investment fund. “We look forward to being a vital member of this community for a long time to come,” said Mr. Thompson.

The Greenwich Windfarm will deliver energy to the Ontario Power Authority under a Renewable Energy Supply III (RES III) 20-year power purchase agreement. Comprising 43 Siemens SWT-2.3 101 MW wind turbines, the project was constructed by RES Canada under a fixed price, turnkey, engineering, procurement and construction agreement.

The Greenwich Windfarm will help Enbridge meet its Neutral Footprint commitment to generate a kilowatt of renewable energy for every kilowatt of conventional electricity that the company’s operations consume.

Since 2002 Enbridge has invested nearly $3 billion in its growing portfolio of renewable and alternative energy technologies which now includes eight wind farms, four solar projects, a geothermal installation, a hybrid fuel cell and four waste heat recovery facilities. Together these installations have the capacity to generate almost 1,000 megawatts of emissions-free energy, meeting the needs of over 270,000 homes.

Greenwich Windfarm at a glance:

Peak capacity: about 99 MW

Turbines: 43 Siemens SWT-2.3-101MW wind turbines

Annual yield: about 300,000 MWh (corresponding to the annual consumption of around 34,000 households)

CO2 saving: about 107,000 tonnes per year

Downloadable photos and video of the facility can be found at

www.enbridge.com/greenwichmedia.

About Enbridge:

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About RES Canada and RES Americas:

Renewable Energy Systems Canada Inc. (RES Canada) was founded in 2003 and is based in Montreal, Québec. RES Canada is active with development and construction services across Canada. RES Canada also has an office in Oakville, ON, and recently completed SunE Rutley, the first large-scale FIT solar project, as well as two 99MW wind projects in Ontario: the Talbot Wind Project, near Chatham, Ontario, in December 2010 and the Greenwich Wind Project, near Thunder Bay, in December 2011. RES Canada is currently building the 149.4 MW Halkirk Wind Project, the largest project ever constructed in Alberta. RES Canada offers a full suite of development and construction services for wind, solar, and transmission projects. RES Canada is part of the RES Group, a leading international renewable energy developer, and is an affiliate of RES Americas.

Renewable Energy Systems Americas Inc. is a fully-integrated renewable energy company that develops, constructs, owns, and/or operates projects across North America. The company employs more than 300 full-time professionals working throughout North America, has constructed or has under construction more than 5,700 MW of renewable energy, and offers a full suite of development and construction services for wind, solar, and transmission projects. RES Americas’ corporate office is located in Broomfield, CO with regional offices located in Austin, TX; Portland, OR; Minneapolis, MN. RES Americas is part of the RES Group, a leading international renewable energy developer.

For more information, please visit www.res-americas.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Jennifer Varey

(403) 508-6563 or Toll Free: (888) 992-0997

Email: jennifer.varey@enbridge.com

RES Canada

Anna Giovinetto

(303) 439-4225

Email: anna.giovinetto@res-americas.com

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, June 21, 2012 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective July 1, 2012.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall increase of about $8 annually. This is primarily due to increased commodity costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see a decrease of about $4 annually. This is primarily due to decreased costs for transporting natural gas from Western Canada and the United States to Ontario.

The total effect on a customer’s bill depends on how much gas a customer uses.

Effective July 1, 2012, Enbridge Gas Distribution’s Gas Supply Charge will increase from 9.42 cents per cubic metre (¢/m³) to 9.85 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 1.37 ¢/m³. Combined, these result in an effective Gas Supply Charge of 8.48 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Based on Enbridge Gas Distribution’s approved residential rates, natural gas is currently the most economical choice for home and water heating in Ontario. It is about 72 per cent less expensive than electricity and about 74 per cent less expensive than oil.**

A typical residential customer purchasing their gas supply from Enbridge is paying less today for their total annual natural gas bill than they were five years ago. As of July 2012, the annual bill will be about $900. In July 2007, the annual bill for the same customer was about $1489.*

Enbridge Gas Distribution has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2012 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2012 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to more than 1.9 million customers in Ontario, Quebec, New York State and New Brunswick. For more information visit www.enbridgegas.com.

*A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating. Historical calculations are based on Enbridge Gas Distribution Inc.’s residential rates from July 2007 and July 2012.

** Natural gas rates are based on Enbridge Gas Distribution Inc.’s approved residential rates effective July 1, 2012. Electricity rates are based on Toronto Hydro’s Ontario Energy Board’s approved rates effective May 2012. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of April 2012.Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

Media contact:

Lisa McCarney-Warus

Tel: 416-495-5662

lisa.mccarney@enbridge.com